File No. 82-34884

Vestas

RECEIVED

2005 SEP -7 P 8:14

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

SUPPL

05011068

Randers, 6 September 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 29/2005 of 6 September 2005
  "Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication, IR & Secretariat (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Secretary, Executive Management Secretariat

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Dlw 9/9

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 6 September 2005
Stock exchange announcement No. 29/2005

Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive

In accordance with section 28a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive.

The statement is based on a report which Vestas Wind Systems A/S has received from one of the Executives on 5 September 2005.

Name:	Torsten Erik Rasmussen
Position of Executive:	Member of the Board of Directors of Vestas Wind Systems A/S
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Sale
Date of trading:	5 September 2005
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	1,110
Market value (DKK) of securities traded:	DKK 147,075

Any questions may be addressed to Investor Relations Manager, Michael Nielsen at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO